SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KILROY REALTY CORPORATION

KILROY REALTY, L.P.

(Name of Subject Companies)

Kilroy Realty, L.P., as Issuer, and Kilroy Realty Corporation, as Guarantor

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

3.250% Exchangeable Senior Notes due 2012

(Title of Class of Securities)

49427RAA0

(CUSIP Number of Class of Securities)

Tyler H. Rose

Kilroy Realty Corporation

Kilroy Realty, L.P.

12200 W. Olympic Boulevard,

Suite 200,

Los Angeles, CA 90064

(310) 481-8400

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Scott Hodgkins, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071

(213) 485-1234

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$150,000,000	$10,695

*	Calculated solely for purposes of determining the amount of the filing fee.
**	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,247.40	Filing Party:	Kilroy Realty Corporation
Form or Registration No.:	005-48377	Date Filed:	May 17, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the SEC on May 17, 2010 (the “Original Schedule TO”) and Amendment No. 1 to the Original Schedule TO filed with the SEC on June 11, 2010 (collectively the “Schedule TO”), by Kilroy Realty, L.P., a Delaware limited partnership (the “operating partnership”) and Kilroy Realty Corporation, a Maryland corporation (the “Company”). The Schedule TO relates to the offer by the operating partnership to purchase for cash a portion of the operating partnership’s outstanding 3.250% Exchangeable Senior Notes due 2012.

This Amendment No.2 reports the results of the tender offer and includes only the items in the Schedule TO that are being amended. Unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the respective meaning ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

This Amendment No. 2 and the Schedule TO are intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is amended and supplemented by adding the following information:

The tender offer expired at 12:00 midnight, New York City time, on June 25, 2010 (the “Expiration Date”). As of the Expiration Date, $298.0 million aggregate principal amount of the notes, representing approximately 100% of the aggregate principal amount of notes outstanding prior to the tender offer, were validly tendered. In accordance with the $150.0 million cap on the amount of notes and the proration of notes accepted for purchase pursuant to the terms of the Offer to Purchase, Kilroy Realty, L.P. accepted for purchase $150.0 million aggregate principal amount of the notes resulting in aggregate consideration of $150.0 million (plus approximately $1.0 million in aggregate accrued interest). The final proration factor was 50.3%. Payment for notes tendered and accepted for purchase will be made on Wednesday, June 30, 2010, in accordance with the terms of the tender offer. Notes tendered pursuant to the tender offer that were not accepted for payment, including but not limited to those not accepted for payment as a result of proration, will be promptly returned to the tendering holders.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On June 28, 2010, the Company issued a press release announcing the results of the tender offer. The press release is filed as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	—Press Release, dated June 28, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KILROY REALTY, L.P.

By Kilroy Realty Corporation, its General Partner

By:	/s/ TYLER H. ROSE
Tyler H. Rose
Executive Vice President, Chief Financial Officer and Secretary

Date: June 28, 2010

Index to Exhibits

Exhibit No.	Description

(a)(1)(i)*	—Offer to Purchase, dated May 17, 2010.

(a)(1)(ii)*	—Letter of Transmittal.

(a)(5)(i)*	—Press Release, dated May 17, 2010.

(a)(5)(ii)**	—Press Release, dated June 11, 2010.

(a)(5)(iii)***	—Press Release, dated June 28, 2010.

(b)(1)	—Fourth Amended and Restated Revolving Credit Agreement dated October 22, 2004 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on October 28, 2004).

(b)(2)	—Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated June 30, 2005 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on July 5, 2005).

(b)(3)	—Amendment No. 2 to Fourth Amended and Restated Credit Agreement dated April 26, 2006 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2006).

(b)(4)	—Amendment No. 3 to Fourth Amended and Restated Credit Agreement dated July 20, 2009 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on July 23, 2009).

(d)(1)	—Indenture, dated as of April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, as guarantor, and U.S. Bank National Association, as trustee, including the form of 3.250% Exchangeable Senior Notes due 2012 (filed as exhibit 4.1 to the Company’s Form 8-K with the Securities and Exchange Commission on April 5, 2007).

(d)(2)	—Registration Rights Agreement, dated April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Lehman Brothers, Inc. (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(3)	—Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch (filed as exhibit 10.2 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(4)	—Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A. (filed as an exhibit 10.3 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(5)	—Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007).

(d)(6)	—Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A. (filed as an exhibit on the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007).

(d)(7)	—Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P. dated as of March 5, 2004 (filed as exhibit 10.1 to the Company’s Form 10-K for the year ended December 31, 2003).

(d)(8)	—First Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of December 7, 2004 (filed as exhibit 10.1to the Company’s Form 8-K as filed with the Securities and Exchange Commission on December 9, 2004).

(d)(9)	—Second Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of October 2, 2008 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended September 30, 2008).

(d)(10)	—Third Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of May 21, 2009 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2009).

(d)(11)	—Contribution Agreement dated October 21, 1997 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens (filed as exhibit 10.70 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on November 21, 1997).

(d)(12)	—Amendment to the Contribution Agreement dated October 13, 1998 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens dated October 21, 1997 (filed as exhibit 10.5 to the Company’s Form 10-Q for the quarter ended September 30, 1998).

(g)	—Not applicable.

(h)	—Not applicable.

*	Previously filed with the Original Schedule TO on May 17, 2010
**	Previously filed with Amendment 1 to the Original Schedule TO on June 11, 2010
***	Filed herewith

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